EXHIBIT 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of our common stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Articles of Incorporation, as amended and Amended and Restated Bylaws (“Bylaws”), each of which have been filed with the Securities and Exchange Commission. This description also summarizes relevant provisions of Washington law. We encourage you to read our Articles of Incorporation, Bylaws and the applicable provisions of Washington law for additional information.

General

Our authorized capital stock consists of 800,000,000 shares of common stock, without par value.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in all dividends, if any, as may be declared from time to time by our board of directors out of funds legally available. In the event of liquidation, the holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative voting or preemptive rights. Our common stock currently trades on the OTCQB Marketplace under the symbol “JSDA” and on the Canadian Securities Exchange under the symbol “JSDA.” Our transfer agent and registrar for our common stock is Odyssey Trust Company. The transfer agent’s and registrar’s address is United Kingdom Building, 350 – 409 Granville Street Vancouver BC V6C 1T2.

Antitakeover Effects of Certain Provisions of our Articles of Incorporation, Bylaws and Washington Law

Certain provisions of our Articles of Incorporation, Bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management, even if doing so would be beneficial to our shareholders. The existence of these anti-takeover provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

Shareholder Meetings; Quorum. Our Bylaws provide that our shareholders may call a special meeting only upon the request of holders of at least 10% of the votes entitled to be cast on any matter proposed for consideration at such special meeting. Additionally, our president or our board of directors may call special meetings of shareholders. Except as required by law, a quorum at any annual or special meeting of shareholders consists of the presence of at least 33 1/3% of the shares entitled to be cast by each voting group.

Unanimous Written Consent of Shareholders. Washington law limits the ability of shareholders to act by written consent by requiring unanimous written consent for shareholder action to be effective. This limit may lengthen the amount of time required to take shareholder actions and would effectively prevent the amendment of our Articles of Incorporation and Bylaws and the removal of directors by our shareholders without holding a meeting of shareholders.

Requirements for Advance Notification of Shareholder Nominations. Our Bylaws contain advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof. The existence of these advance notification provisions may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of our board of directors.

Washington Anti-Takeover Statute. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the date the acquiring person first became a 10% beneficial owner of the voting securities of the target corporation, unless the business transaction or the acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time the acquiring person first became a 10% beneficial owner of the target corporation’s voting securities. Such prohibited transactions include, among other things:

●	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

●	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

●	receipt by the acquiring person of any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. We expect the existence of this provision to have an antitakeover effect with respect to transactions that our board of directors does not approve in advance and may discourage takeover attempts that might result in the payment of a premium over the market price for common stock held by shareholders or otherwise might benefit shareholders.

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